FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For April 14, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: April 14, 2003                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Solid 2002 Financial and Operating Results

Calgary, Alberta, April 14, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce it recorded solid financial and operating results, with financial parameters reaching new historical levels, for the year ended December 31, 2002.

FINANCIAL HIGHLIGHTS

♦

Gentry’s gross revenues for 2002 were $19,355,614, 19% higher than the $16,220,430 in 2001.

♦

Cash flow reached a record high of $7,417,414, up 18% from the previous year’s figure of $6,269,717.

♦

The Company’s net income increased dramatically to $2,353,770, 35% higher than the $1,745,712 recorded in 2001.

♦

Gentry’s after-tax return on equity was 16% in 2002.

♦

The Company’s emphasis on a per share basis for production, cash flow and earnings over the last three years have shown respective 22%, 51% and 277% annual compound rates of growth.

♦

Gentry’s 2001 capital program of $8,620,870 was financed from cash flow and debt.  The year-end net debt of $7,224,104 is equivalent to eight months of annualized fourth quarter 2002 cash flow or six months of 2003 estimated cash flow.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the year increased 20% to 1,781 boe/d from 1,483 boe/d recorded in 2001.

♦

Natural gas production grew by 45% to 4,741 mcf/d, while oil and natural gas liquids for the period rose 6% to 991 bbls/d.

♦

Current daily production is 1,930 boe/d, weighted 52% to oil and liquids and 48% to natural gas.

♦

Gentry expanded its undeveloped land inventory to 72,312 net acres, representing a 26% increase over last year.

♦

Proven reserves at January 1, 2003 were 4,124 mboe, while established reserves were 5,300 mboe.

♦

The Company’s net present value of these reserves at January 1, 2003, discounted at 10%, grew to $48 million.

♦

Finding and development costs over a three-year period were $8.07 per proven boe and a respectable $6.54 per established boe.

♦

Gentry participated in the drilling of 35 wells (13 net) in 2002, with in an overall success rate of 89% (76% net).

FINANCIAL PERFORMANCE

As a result of substantially higher gas production volumes and improved oil production volumes, Gentry was able to provide solid growth in revenue, cash flow and earnings.

Production revenues for 2002 increased 19% to $19,355,614 from $16,220,430 in 2001.  Cash flow from operations increased 18% in 2002 to $7,417,414 from $6,269,717 the previous year.  On a per share basis, this amounted to $0.34 per share, up from $0.30 per share in 2001.  The Company’s net income increased significantly to $2,353,770 ($0.11 per share), 35% higher than the $1,745,712 ($0.08 per share) recorded in 2001.

For the fourth quarter of 2002, production revenues were $5,942,504, up significantly from the  $4,172,795 recorded in the fourth quarter of 2001.  Cash flow was $2,708,999 ($0.12 per share) compared to $1,819,279 ($0.09 per share) for the previous reporting period.  Net income was $813,051 ($0.04 per share), up from $393,864 ($0.02 per share) in the fourth quarter of 2001.

Capital expenditures for the year were $8.6 million.  The Company’s net debt was $7.2 million which represents only eight months of annualized fourth quarter 2002 cash flow, or six months of 2003 estimated cash flow.

Over the last three years, per share parameters of production have shown an attractive compounded rate of growth.  The Company’s 2002 production of 80.7 boe/d per million shares represents a three-year annual compound growth of 22%.

The Company’s net asset value per common share has grown 33% from $1.59 per share to $2.12 per share at January 1, 2003.  This calculation is based on the value of established reserves discounted at 10%, undeveloped land and seismic values, and year-end net debt.

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 6% to 991 bbls/d for the year ended December 31, 2002, compared to 937 bbls/d in the corresponding period of 2001.  Natural gas sales increased significantly to 4,741 mcf/d, up 45% from 3,275 mcf/d a year ago.  The 2002 figures translate to 1,781 boe/d, up 20% from the 1,483 boe/d recorded for 2001.

For the three-month period ending December 31, 2002, crude oil and ngl volumes were 1,010 bbls/d versus 1,033 bbls/d a year ago.  Natural gas volumes were 5,269 mcf/d in the most recent quarter compared to 3,614 mcf/d in the comparative period.  On a boe basis, production was 1,888 boe/d from October to December, 2002, compared to 1,635 in the comparative period.

The year’s twelve-month crude oil and ngl prices averaged $33.55 per barrel compared to $29.19 in the same period of 2001.  Natural gas prices were down 20% from 2001, averaging $4.17 per mcf compared to $5.22 per mcf in the corresponding period.  On a boe basis, prices were down 1%, averaging $29.77 in 2002 versus$29.97 a year ago.

For the quarter ended December 31, 2002, crude oil and liquids averaged $34.44 per barrel and natural gas averaged $5.66 per mcf.  This compares with $32.41 per barrel and $3.29 per mcf in the comparative period.  These figures average out to $34.22 per boe in the fourth quarter of 2002 and $27.74 in the fourth quarter of 2001.

Gentry Resources total proved oil and gas reserves, prepared by Martin & Brusset Associates as of January 1, 2003, amounted to 4,124 mboe, down 8% from a year earlier.  This takes into account a downward revision of 1.4 bcf in gas reserves at the Company’s non-core Red Willow and West Provost properties.  Established reserves were estimated as of January 1, 2003, at 5,300 mboe, down 3% from January 1, 2002.  This consists of 3,039 mbbls of oil and ngls and 13,565 mmcf of gas, which represents a weighting of 57% on oil reserves.

Gentry’s proven reserve life index is 7.0 and 5.3 years for oil and natural gas.  The corresponding established oil and natural gas reserve life indices are 8.7 and 7.1 years respectively.  The relatively high oil reserve life reflects Gentry’s portfolio of long-life shallow-decline projects.

Gentry experienced higher finding and developments costs in 2002 due to a combination of negative Red Willow gas reserve revisions, significant southern Alberta seismic and land acquisition spending programs, and generally higher industry-wide costs. Gentry’s proven finding and development costs were $8.07 per boe over the past three years and $6.54 per boe over the past five years.  Using established reserves, Gentry’s finding and development costs were $6.54 per boe and $5.63 per boe for the past three and five year periods respectively.

With the Company starting to take operatorship of its recent programs, production expense has dropped 16% from $8.16 per boe to $6.86 per boe.  Similarly, general and administrative costs dropped 13% to $3.17 per boe with further reductions anticipated as production levels increase.

In 2002, we de-emphasized exploitation and development drilling programs in order to redirect capital to oil and gas exploration opportunities focussed on building our land inventories in our three new core areas.  Our emphasis on aggressive Crown land purchases and industry farm-ins and property purchases has served to significantly increase our undeveloped land inventory to 72,312 net acres.  Our land inventory and oil & gas exploration projects will provide a significant base for growth in 2003 and 2004.

In 2003, Gentry will carry out the largest drilling programs in its history.  Gentry’s capital program, initially set at $12 million, is allocated mainly towards exploration and development drilling initiatives.  The program calls for the drilling of 30 (17 net) wells on Company-operated lands.  A further 13 (7 net) wells are anticipated to be drilled on non-operated lands.

Subsequent to the Company’s successful winter drilling program, Gentry expects to average 2,400 boe per day of production in 2003.  With current production at approximately 1,930 boe per day, production behind pipe awaiting tie-in and the future aggressive drilling programs planned, Gentry anticipates exiting 2003 at 2,750 boe/d.

Gentry currently has 23,786,658 common shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY